-----------------------
     omb approval
-----------------------
OMB Number:   3235-0145
Expires: August 31,1999
Estimated average
burden hours
per form .........14.90
-----------------------


                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)*


                             theglobe.com, inc.
---------------------------------------------------------------------------
                              (Name of Issuer)


                  Common Stock, par value $0.001 per share
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 88335R101
---------------------------------------------------------------------------
                               (CUSIP Number)


                          Valerie Ford Jacob, Esq.
                          Stuart H. Gelfond, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, New York 10004
                               (212) 859-8000
---------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communication)


                                May 24, 1999
---------------------------------------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 88335R101                                      Page 2 of 12 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Dancing Bear Investments, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Florida

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           9,469,606 (see responses to Items 3 and 5)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0 (see responses to Items 3 and 5)

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         9,069,606 (see responses to Items 3 and 5)

                10  SHARED DISPOSITIVE POWER

                    0 (see responses to Items 3 and 5

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,469,606 (see responses to Items 3 and 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    31.1%

14  TYPE OF REPORTING PERSON*

    CO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No. 88335R101                                      Page 3 of 12 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Michael S. Egan

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           9,834,606 (see responses to Items 3 and 5)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0 (see responses to Items 3 and 5)

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         9,434,606 (see responses to Items 3 and 5)

                10  SHARED DISPOSITIVE POWER

                    0 (see responses to Items 3 and 5)

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,834,606 (see responses to Items 3 and 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    32.0%

14  TYPE OF REPORTING PERSON*

    IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No. 88335R101                                      Page 4 of 12 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Todd V. Krizelman

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,634,862 (see responses to Items 3 and 5)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,834,862 (see responses to Items 3 and 5)

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,834,862 (see responses to Items 3 and 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.7%

14  TYPE OF REPORTING PERSON*

    IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

CUSIP No. 88335R101                                      Page 5 of 12 Pages

1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    Stephan J. Paternot

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,779,952 (see responses to Items 3 and 5)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,979,952 (see responses to Items 3 and 5)

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,979,952 (see responses to Items 3 and 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [X]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    7.3%

14  TYPE OF REPORTING PERSON*

    IN


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 2 to Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.001 per share ("Common Stock"), of theglobe.com, inc., a Delaware corporation (the "Issuer" or the "Company"). This Amendment No. 2 amends the initial statement on Schedule 13D dated February 16, 1999 and all prior amendments (collectively, the "Initial Statement") filed by the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is hereby amended and supplemented by adding thereto the following:

     On May 24, 1999 the Company completed a public offering (the "Offering") of 6,900,000 shares of Common Stock pursuant to a Registration Statement on Form S-1 (No. 333-76153). In the Offering, the Company sold 3,500,000 shares of Common Stock and certain selling stockholders sold 3,400,000 shares of Common Stock. The Reporting Persons were among the selling stockholders who sold shares in the Offering. Dancing Bear Investments, Inc., an entity controlled by Michael Egan, sold 2,523,942 shares of Common Stock. Todd Krizelman sold 120,000 shares of Common Stock. Stephan Paternot sold 80,000 shares of Common Stock

     In addition, in connection with the Offering, Edward Cespedes and Rosalie Arthur each sold 50,000 shares of Common Stock (the "Warrant Shares"). The Warrant Shares were acquired by Mr. Cespedes and Ms. Arthur upon the exercise of warrants. Dancing Bear Investments, Inc. and Michael Egan previously reported beneficial ownership of these Warrant Shares because they were subject to the Stockholders' Agreement in which Rosalie Arthur and Edward Cespedes granted an irrevocable proxy with respect to all matters subject to a stockholder vote to Dancing Bear Investments, Inc. for any Warrant Shares held by them.

     The Company effected a two-for-one stock split in the form of a dividend that was paid on May 14, 1999 to stockholders of record on May 3, 1999. All references to share amounts are on a post-split basis.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended by deleting the previous item 5 and replacing it in its entirety with the following:

     (a)-(b) The amounts and percentages of Common Stock set forth in this
Item 5 are based on (i) the shares beneficially owned by Dancing Bear Investments and Messrs. Egan, Krizelman and Paternot and (ii) 26,517,412 shares of Common Stock outstanding as of May 24, 1999.

     Number of shares of Common Stock beneficially owned:

               9,469,606 with respect to Dancing Bear Investments
               9,834,606  with respect to Mr. Egan
               1,834,862  with respect to Mr. Krizelman
               1,979,952  with respect to Mr. Paternot

     Percent of class beneficially owned:

               31.1% with respect to Dancing Bear Investments
               32.0% with respect to Mr. Egan
                6.7% with respect to Mr. Krizelman
                7.3% with respect to Mr. Paternot

     Number of shares of Common Stock as to which the person has:

          sole power to vote or to direct the vote:

               9,469,606 with respect to Dancing Bear Investments
               9,834,606 with respect to Mr. Egan
               1,634,862 with respect to Mr. Krizelman
               1,779,952 with respect to Mr. Paternot

          shared power to vote or to direct the vote:

               0

          sole power to dispose or to direct the disposition of:

               9,069,606 with respect to Dancing Bear Investments
               9,434,606 with respect to Mr. Egan
               1,834,862 with respect to Mr. Krizelman
               1,979,952 with respect to Mr. Paternot

          shared power to dispose or to direct the disposition of:

               0

          (c) Other than as disclosed in Item 4 above, none of Dancing Bear Investments or Messrs. Egan, Krizelman or Paternot has effected any transactions in shares of Common Stock during the past 60 days.

          (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities held by, Dancing Bear Investments and Messrs. Egan, Krizelman and Paternot, except with respect to 56,000 shares of Common Stock held by certain trusts for the benefit of Mr. Egan's children and 14,000 shares of Common Stock held by Mr. Egan's spouse. Mr. Egan disclaims beneficial ownership of these shares.

          (e) Not applicable.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 24, 1999

                                         DANCING BEAR INVESTMENTS, INC.

                                         By: /s/ Rosalie V. Arthur
                                             ------------------------------
                                             Name:  Rosalie V. Arthur
                                             Title: Vice President


                                         MICHAEL S. EGAN

                                         By: /s/  Michael S. Egan
                                             ------------------------------


                                         TODD V. KRIZELMAN

                                         By: /s/ Todd V. Krizelman
                                             ------------------------------


                                         STEPHAN J. PATERNOT

                                         By: /s/ Stephan J. Paternot
                                             ------------------------------